United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
Triquint Semiconductors
(Name of Issuer)
Class A Common
(Title of Class of Securities)
89674K103
(CUSIP Number)
May  30,  2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

√	Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  MAZAMA CAPITAL MANAGEMENT INC
  93-1290809

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  State of Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  4,234,150

  Shared Voting Power

  0

  Sole Dispositive Power

  7,880,382

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  7,880,382

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  5.61%

  Type of Reporting Person (See Instructions)

  IA

Item 1.

  Name of Issuer

  TriQuint Semiconductors

  Address of Issuer's Principal Executive Offices

  2300 N.E. Brookwood Parkway
  Hillsboro, OR 97124

Item 2.

  Name of Person Filing

  Mazama Capital Management, Inc.

  Address of Principal Business Office or, if None, Residence

  One Southwest Columbia Street, Suite 1500
  Portland, OR 97258

  Citizenship

  State of Oregon

  Title of Class of Securities

  CUSIP Number

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
  √  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  Amount beneficially owned:

  7,880,382

  Percent of class:

  5.61%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    4,234,150

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    7,880,382

    Shared power to dispose or to direct the disposition of:

    0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June  09,  2008
Date
Mazama Capital Management, Inc.
/s/ Brian P. Alfrey
Signature
Brian P. Alfrey
EVP/COO
Name / Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)